      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                          UNDER SECTION 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                            (Name of Subject Company)

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                        (Name of Filing Person (Issuer))

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245915103
                      (CUSIP Number of Class of Securities)

                        David F. Connor, Esq., Secretary
               Delaware Investments Dividend and Income Fund, Inc.
                               2005 Market Street
                        Philadelphia, Pennsylvania 19103
                                  215-255-8864
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION $7,428,344 (a) AMOUNT OF FILING FEE: $1,486 (b)

(a)  Pursuant to Rule 0-11(b)(1)  under the Securities  Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 579,434 shares of Common Stock of Delaware  Investments  Dividend and Income Fund, Inc. by
     $12.82, the Net Asset Value per share as of 4:00 p.m. May 26, 2006.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.

/X/  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $1,486
Form or Registration No.:    Schedule TO
Filing Party:                Delaware Investments Dividend and Income Fund, Inc.
Date Filed:                  June 2, 2006

/_/  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

/_/  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/_/  going-private transaction subject to Rule 13e-3.

/_/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

This  Amendment No. 1 to the Issuer Tender Offer  Statement on Schedule TO filed with  the  Securities  and  Exchange  Commission  on  July 3,  2006 by  Delaware
Investments Dividend and Income Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 579,434 shares of its issued and outstanding  common stock, par value $0.01 per share,  amends such Issuer Tender
Offer  Statement on Schedule TO to add an additional  exhibit in accordance with
Rule  13e-4(c)(1)  promulgated  under the  Securities  Exchange Act of 1934,  as amended.

ITEM 12.  EXHIBITS.

(a)(5)(i)  Press Release dated July 3, 2006.

SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                          DELAWARE INVESTMENTS DIVIDEND AND
                                          INCOME FUND, INC.

                                          /s/ Jude T. Driscoll
                                          Jude T. Driscoll
                                          Chairman, Director, President and
                                          Chief Executive Officer
                                          July 3, 2006

[DELAWARE INVESTMENTS LOGO]

                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

Contact:  Ayele Ajavon                    Laurel O'Brien
          Corporate Communications        Corporate Communications
          Delaware Investments            Delaware Investments
          215-255-1632                    215-255-1520
          aajavon@delinvest.com           lobrien@delinvest.com

               DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
                      ANNOUNCES EXPIRATION OF TENDER OFFER

PHILADELPHIA, July 3, 2006-- Delaware Investments Dividend and Income Fund, Inc.
(NYSE: DDF) (the "Fund"),  a closed-end  management  investment  company,  today announced the  preliminary  results of its tender offer for up to 579,434 shares of  its  common  stock  representing  up to  five  percent  of  its  issued  and outstanding  shares of common stock.  The offer expired at 11:59 p.m.,  New York
City time, on Friday, June 30, 2006. Based on current information, approximately
748,949  shares of common stock,  or  approximately  5.75 % of the Fund's common stock  outstanding,  were  tendered  through  the  expiration  date.  This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered  exceeded  579,434  shares,  the number of shares that will be purchased  by the Fund will be  pro-rated  based on the number of shares properly tendered by each shareholder.  No more than a total of 579,434 properly tendered shares will be accepted for cash payment at a price equal to the Fund's net asset value ("NAV") as of the close of regular trading on the New York Stock
Exchange  on July 3,  2006.  The final  number of shares  validly  tendered  and accepted pursuant to the tender offer will be announced at a later date. Payment for  shares  tendered  and  accepted  is  expected  to be  mailed  to  tendering shareholders within approximately ten business days after the expiration date.

The Fund is a diversified  closed-end fund. The primary investment  objective is to seek high current income; capital appreciation is a secondary objective.  The
Fund seeks to achieve its objectives by investing,  under normal  circumstances, at least 65 percent of its total assets in income-generating  equity securities, including  dividend-paying  common  stocks,  convertible  securities,  preferred stocks and other equity-related securities. Up to 35 percent of the Fund's total assets may be invested in non-convertible  debt securities  consisting primarily of  high-yield,  high-risk  corporate  bonds.  In  addition,  the Fund  utilizes leveraging  techniques  in an  attempt  to obtain a higher  return for the Fund.
There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed  distribution  policy. Under the policy, the  Fund is  managed  with a goal of  generating  as  much of the  dividend  as possible from ordinary  income (net  investment  income and  short-term  capital gains). The balance of the dividend then comes from long-term capital gains and, if necessary, a return of capital.

About Delaware Investments

Delaware   Investments,   an  affiliate  of  Lincoln   Financial   Group,  is  a
Philadelphia-based diversified asset management firm with more than $120 billion in assets  under  management  as of March  31,  2006.  Through a broad  range of managed accounts and portfolios, mutual funds, retirement accounts,  sub-advised
funds,   education  savings  plans  and  other  investment  products,   Delaware
Investments   provides  investment  services  to  individual  investors  and  to institutional  investors such as private and public pension funds,  foundations, and endowment  funds.  Delaware  Investments  is the marketing name for Delaware
Management Holdings, Inc. and its subsidiaries. For more information on Delaware
Investments, visit the company at www.delawareinvestments.com  Lincoln Financial
Group is the marketing name for Lincoln National Corporation and its affiliates.
Fore more information on Lincoln Financial Group, visit www.lfg.com.

Delaware  Investments is a part of Lincoln  Financial  Group, the marketing name for Lincoln National Corporation and its affiliates.

                                    -- ## --

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com